

July 3, 2014

Via E-mail
Mr. A. Mark Zeffiro
Chief Financial Officer
Trimas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304

> RE: **Trimas Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2014**
> **File No. 1-10716**

Dear Mr. Zeffiro:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed on April 2, 2014

Executive Compensation—Compensation Disclosure and Analysis, page 25

The Role of Compensation Benchmarking and Peer Group Assessment, page 30

1.   We note your policy of setting target compensation levels at market median with an opportunity to earn above market awards when shareholders have above market return. We further note that comment seven of our letter dated November 2, 2010 asked that you disclose the benchmarked parameters, where actual payments fell in the targeted parameters for each element of compensation, and the reasons why compensation fell outside of the targeted range, to the extent applicable. We are unable to locate such disclosure. Please include such disclosure in future filings and show us supplementally what your disclosure would look like.

Award Determination and Payouts, page 36

2.   In future filings please ensure that you disclose the actual results achieved for each of your performance measures in addition to the payout earned as percent of target as opposed to simply stating "below target" or "above target." We note that while some results, such as sales and cash flow, are disclosed elsewhere in your proxy statement, others, such as productivity gains, are not. Please refer to Item 402(b)(1)(v) of Regulation S-K.

3.   Please ensure that in future filings you discuss how difficult it will be for the named executive officer(s) to achieve the target set for % New Product/New Product Growth, or how likely it will be for the named executive officer(s) to achieve the target. We note the disclosure in footnote (1) to the tabular disclosure on page 36 refers to what is required to achieve this goal, but not the difficulty of doing so or likelihood of the achieving the goal. Please see Question 118.04 of the Compliance and Disclosure Interpretations for Regulation S-K and Instruction 4 to Item 402(b) of Regulation S-K. Please also note comment three of our letter dated December 3, 2010.

Transitional LTI, page 39

4.   We note that the amount of the Transitional LTI awards were based on predetermined performance goals, however it does not appear that you disclosed such goals. Please supplementally tell us the performance goals for the awards, the actual results, and how you calculated the amount of each Transitional LTI award.

Grants of Plan-Based Awards in 2013, page 47

5.   In future filings please reflect the equity payout portion of the STI plan under the column for Equity Incentive Plan Awards, or tell us why you believe the current disclosure is appropriate.

6.   We note that you have reported the restricted stock awarded to each NEO as part of the 2012 STI awards in the Grants of Plan-Based Awards Table for 2013. Because the award was based on 2012 company performance, it appears that the award should be reported only in the 2012 table and not in the 2013 table. In future filings, please report the awards in the year in which all company decisions necessary to determine the value of the awards are made, even if the amount of the awards are not determined until the following fiscal year. See Question 119.23 of the Compliance and Disclosure Interpretations for Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney at (202) 551-3791 or Erin K. Jaskot, Staff Attorney at (202) 551-3442, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief